Exhibit 16.1 September 16, 2024 Securities and Exchange Commission Washington, D.C. 20549 Ladies and Gentlemen: We were previously principal accountants for Prenetics Global Limited and, under the date of April 30, 2024, we reported on the consolidated financial statements of Prenetics Global Limited as of and for the years ended December 31, 2023 and 2022. On August 20, 2024, we were dismissed. We have read Prenetics Global Limited’s statements included in its Form 6-K dated September 16, 2024, and we agree with such statements, except that we are not in a position to agree or disagree with Prenetics Global Limited’s statements that the change was approved by the Audit Committee of the Board of Directors, the decision was solely based on cost considerations and that the Audit Committee conducted a thorough evaluation and determined that the change would optimize the Company’s financial resources. Very truly yours, /s/ KPMG